

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Stephen Thomas, III
Chief Executive Officer
TPT Global Tech, Inc.
501 West Broadway, Suite 800
San Diego, CA 92101

     Re: TPT Global Tech, Inc.
         Offering Statement on Form 1-A
         Post-Qualification Amendment No. 2
         Filed August 6, 2021
         File No. 024-11260

Dear Mr. Thomas:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael A. Littman